UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant's name into English)

5, Place de la Gare
L-1616 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 7, 2023, Spotify Technology S.A. (the “Company”) issued a press release announcing that its Chief Financial Officer, Paul Vogel, will be leaving the Company on March 31, 2024. The press release regarding Mr. Vogel’s departure is attached as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 7, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: December 7, 2023	By:	/s/ Eve Konstan
	Name:	Eve Konstan
	Title:	General Counsel